Amended and Restated

FIRST QUARTER

AMENDED AND RESTATED

Interim Condensed Consolidated Financial Statements

For The

 Three Months Ended March 31, 2011

(Expressed in Canadian Dollars)

(Unaudited And Subject To Year-End Adjustments)

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

Amended and Restated

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Amended and Restated

SAMEX Mining Corp.

Consolidated statements of financial position

(Expressed in Canadian dollars – unaudited)

	Notes	March 31, 2011	December 31, 2010 (Note 14)	January 1, 2010 (Note 14)
ASSETS
Current assets
Cash		$ 4,408,063	$ 4,870,337	$ 1,020,863
Gold and silver bullion	4	5,567,888	4,107,333	757
Other current assets	5	57,688	32,551	39,983
		10,033,639	9,010,221	1,061,603
Non-current assets
Equipment	6	80,511	56,445	70,482
Mineral exploration assets	7	11,121,827	10,299,789	9,021,953
		11,202,338	10,356,234	9,092,435
TOTAL ASSETS		$ 21,235,977	$ 19,366,455	$ 10,154,038
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$ 54,989	$ 91,890	$ 73,718
TOTAL LIABILITIES		54,989	91,890	73,718
SHAREHOLDERS’ EQUITY
Share capital	9	46,572,084	44,702,328	34,543,268
Reserves	10	4,369,973	3,571,617	3,392,015
Deficit		(29,761,069)	(28,999,380)	(27,854,963)
TOTAL SHAREHOLDERS' EQUITY		21,180,988	19,274,565	10,080,320
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 21,235,977	$ 19,366,455	$ 10,154,038

See accompanying notes to the consolidated financial statements

Amended and Restated

SAMEX Mining Corp.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars – unaudited)

		Three month periods ended
	Notes	March 31, 2011	March 31, 2010 (Note 14)

Expenses
Amortization		$ 8,227	$ 9,646
Consulting fees		15,212	5,401
Finance charge	9	359,975	-
Foreign exchange		30,924	47,369
Interest and bank charges		6,258	740
Office and miscellaneous		25,903	23,091
Professional fees		12,878	10,910
Mineral interests administration and investigation costs		87,678	49,518
Regulatory fees		16,209	8,904
Salaries and benefits		97,704	95,714
Stock-based compensation	9	86,670	26,815
Transfer agent fees		1,395	1,481
Travel and promotion		41,592	8,340
Net loss for the period		$ 790,625	$ 287,929
Other comprehensive (income) loss
Unrealized gain on gold and silver bullion	4	$ (465,853)	$ 20
Total other comprehensive (income) loss		(465,853)	20
Total comprehensive loss for the period		$ 324,772	$ 287,949
Loss per share – basic and diluted	9	$ 0.01	$ 0.01

See accompanying notes to the consolidated financial statements

Amended and Restated

SAMEX Mining Corp.

Consolidated statements of changes in shareholders’ equity

(Expressed in Canadian dollars – unaudited)

		Share capital		Reserves
	Notes	Number of shares	Amount	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Restated balance at January 1, 2010	14	96,856,665	$ 34,543,268	$ 3,391,552	$ 463	$ (27,854,963)	$ 10,080,320
Comprehensive income:
Loss for the period		-	-	-	-	(261,114)	(261,114)
Other comprehensive income (loss)		-	-	-	(20)	-	(20)
Total comprehensive loss for the year		-	-	-	(20)	(261,114)	(261,134)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		-	-	-	-	-	-
Share issue costs		-	-	-	-	-	-
Shares issued for cash – warrant exercise		885,000	177,000	-	-	-	177,000
Stock-based compensation		-	-	(28,930)	-	28,930	-
Total transactions with owners and other transfers		885,000	177,000	(28,930)	-	28,930	177,000
Restated balance at March 31, 2010	14	97,741,665	$ 34,720,268	$ 3,362,622	$ 443	$ (28,087,147)	$ 9,996,186

Restated balance at January 1, 2011	14	119,467,719	$ 44,702,328	$ 3,462,342	$ 109,275	$ (28,999,380)	$ 19,274,565
Comprehensive income:
Loss for the period		-	-	359,975	-	(703,955)	(343,980)
Other comprehensive income (loss)		-	-	-	465,853	-	465,853
Total comprehensive loss for the period		-	-	359,975	465,853	(703,955)	121,873
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – warrant exercise		2,817,500	1,784,550	-	-	-	1,784,550
Finance charge - warrants exercised			85,206	(85,206)
Stock-based compensation		-	-	57,734	-	(57,734)	-
Total transactions with owners and other transfers		2,817,500	1,869,756	(27,472)	-	(57,734)	1,784,550
Balance at March 31, 2011		122,285,219	$ 46,572,084	$ 3,794,845	$ 575,128	$ (29,761,069)	$ 21,180,988

See accompanying notes to the consolidated financial statements

Amended and Restated

SAMEX Mining Corp.

Consolidated statements of cash flows

(Expressed in Canadian dollars – unaudited)

	Notes	Three month periods ended
		March 31, 2011	March 31, 2010 (Note 14)
Operating activities
Loss before income taxes		$ (790,625)	$ (287,929)
Adjustments for non-cash items:
Amortization		8,227	9,646
Finance charge		359,975	-
Gold and silver bullion vault fees		5,267	-
Stock-based compensation		86,670	26,815
Changes in non-cash working capital items:
Other current assets		(25,137)	1,594
Trade payables and accrued liabilities		(36,901)	(17,474)
Net cash flows from (used in) operating activities		(392,524)	(267,348)
Investing activities
Expenditures on mineral exploration assets		(822,038)	(277,357)
Expenditures on equipment		(32,293)	(3,297)
Purchase of gold and silver bullion		(999,969)	-
Net cash flows from (used in) investing activities		(1,854,300)	(280,654)
Financing activities
Proceeds on issuance of common shares - net of share issue costs		1,784,550	177,000
Net cash flows from (used in) financing activities		1,784,550	177,000
Decrease in cash		(462,274)	(371,002)
Cash, beginning		4,870,337	1,020,863
Cash, ending		$ 4,408,063	$ 649,861

See accompanying notes to the consolidated financial statements

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

1.

Nature and continuance of operations

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

The head office and principal address of the Company is located at #301 - 32920 Ventura Ave., Abbotsford, British Columbia, Canada V2S 6J3.  The Company’s registered address and records office is located at #2760 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiaries (the “Group”) will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at March 31, 2011 the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral properties exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with funds on hand and by private placement of common shares and the exercise of warrants.

2.

Significant accounting policies and basis of preparation

The financial statements were authorized for issue on June 28, 2011 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2010.  However, this interim financial report, being the first IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS.  The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 14.

Basis of preparation

The consolidated financial statements of the Group have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned
	Country of Incorporation	March 31, 2011	March 31, 2010
South American Mining & Exploration Corp. ("S.A.M.E.X.")	Canada	100%	100%
Samex International Ltd.	Bahamas	100%	100%
Minera Samex Chile S.A.	Chile	99.9%	99.9%
Empresa Minera Boliviana S.A. ("Emibol")	Bolivia	98%	98%
Samex S.A.	Bolivia	98%	98%
Minas Bolivex S.A. ("Bolivex")	Bolivia	98%	98%

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The functional currency of the Group’s entities is the Canadian dollar and the consolidated financial statements of the Company are presented in Canadian dollars.  The functional currency (the Canadian dollar) is measured relative to other currencies used by the entities in the economic environments in which they operate.  The Chilean subsidiary, Minera Samex Chile S.A., uses the Chilean peso for its day to day operations and its financial statements are expressed in Chilean pesos.  The subsidiaries in Bolivia use the Bolivian boliviano and the United States dollar and their financial statements are expressed in both bolivianos and United States dollars.  At the end of each reporting period, the results and financial position in the financial statements of each of the foreign subsidiaries are translated into the functional currency, the Canadian dollar, and presented in the consolidated financial statements of the Company in Canadian dollars.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Mineral exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Mineral exploration and evaluation expenditures are capitalized as "Mineral Exploration Assets". Costs incurred before the Group has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Mineral exploration assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral exploration assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any mineral exploration assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Share-based payments

The Group operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Financial instruments

The Group follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold and silver bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold and silver bullion, which are measured at fair value, are classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  The Company has determined that it does not have derivatives or embedded derivatives.

The CICA Handbook Section 3862, Financial Instruments – Disclosure, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 include cash and gold and silver bullion.

Impairment of assets

The carrying amount of the Group’s assets (which include equipment and mineral exploration assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Restoration and environmental obligations

The Group recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Group’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Group’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Group’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Group’s accounting policy for exploration and evaluation assets.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of equipment is as follows:

Class of equipment

Depreciation rate

Motor vehicles

5 years

Exploration equipment

4 to 8 years

Office equipment

4 to 10 years

3.

Accounting standards issued but not yet effective

In May 2011, the IASB issued the following standards which have not yet been adopted by the Corporation: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), IAS 27, Separate Financial Statements (“IAS 27”), IFRS 13, Fair Value Measurement (“IFRS 13”) and amended IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

 The following is a brief summary of the new standards: IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

 IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

 IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

 IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

In addition, there have been amendments to existing standards, including IAS 27 and IAS 28. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

4.

Short-term investments

Short-term investments consist of holdings of gold and silver bullion.

Gold and Silver Bullion Holdings - During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the 2010 fiscal year-end, the Company’s Gold and Silver Bullion holdings of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010.

During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,969.15 worth of gold bullion to hold in lieu of cash.  The addition of these purchases during the first quarter ended March 31, 2011, increased the Company’s Gold and Silver Bullion holdings to 66,190.611 grams of gold and 70,502.235 ounces of silver that had a market value of $5,567,888 at March 31, 2011.

5.

Accounts receivable

	March 31, 2011	December 31, 2010
Value-added tax receivables	$ 2,193	$ 8,916
Other receivables	55,495	23,635
	$ 57,688	$ 32,551

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

6.

Equipment

	Motor vehicles	Exploration equipment	Office equipment	Total
Cost:
At December 31, 2010	$ 150,225	$ 61,329	$ 132,321	$ 343,875
Additions	26,735	-	5,558	32,293
At March 31, 2011	176,960	61,329	137,879	376,168
Depreciation:
At December 31, 2010	114,833	59,544	113,053	287,430
Charge for the period	6,274	388	1,565	8,227
At March 31, 2011	121,107	59,932	114,618	295,657
Net book value:
At December 31, 2010	35,392	1,785	19,268	56,445
At March 31, 2011	$ 55,853	$ 1,397	$ 23,261	$ 80,511

	Motor vehicles	Exploration equipment	Office equipment	Total
Cost:
At January 1, 2010	$ 124,308	$ 61,169	$ 128,379	$ 313,856
Additions	25,917	160	3,942	30,019
At December 31, 2010	150,225	61,329	132,321	343,875
Depreciation:
At January 1, 2010	91,060	47,476	104,838	243,374
Charge for the period	23,773	12,068	8,215	44,056
At December 31, 2010	114,833	59,544	113,053	287,430
Net book value:
At January 1, 2010	33,248	13,693	23,541	70,482
At December 31, 2010	$ 35,392	$ 1,785	$ 19,268	$ 56,445

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

7.

Mineral exploration assets

			Chile			Bolivia
	Los Zorros Property	Chimberos Property	INCA Property	Espejismo Property	Miscellaneous Properties - Chile	Eskapa El Desierto Santa Isabel	Total for three months ended Mar 31, 2011	Total for year ended Dec 31, 2010
Property acquisition costs
Balance, beginning of period	$ 1,289,919	$ 14,298	$ 1,768,993	$ 1,000	$ 1,000	$ 3,000	$ 3,078,210	$ 3,056,457
Additions	-	-	-	-	-	-	-	23,688
Write-down due to impairment	-	-	-	-	-	-	-	(1,935)
Balance, end of period	$ 1,289,919	$ 14,298	$ 1,768,993	$ 1,000	$ 1,000	$ 3,000	$ 3,078,210	$ 3,078,210
Exploration and evaluation costs
Balance, beginning of period	$ 5,179,191	$ 153,887	$ 1,888,501	$ -	$ -	$ -	$ 7,221,579	$ 5,965,496
Costs incurred during period:				-	-	-
Amortization	-	-	-	-	-	-	-	5,287
Drilling and sub-contracts	232,376	3,555	15,140	-	-	-	251,071	506,491
Field camp supplies	8,135	-	6,497	-	-	239	14,871	41,960
Geology, mapping, surveys	305,393	-	-	-	-	-	305,393	263,573
Legal	3,112	-	-	-	-	51	3,163	8,123
Property patent payments	104,924	-	-	-	-	-	104,924	159,324
Site/Project administration	9,550	-	8,754	-	-	-	18,304	75,795
Travel and accommodation	5,106	-	717	-	-	-	5,823	-
	668,596	3,555	31,108	-	-	290	703,549	1,060,553
Other:
Advance Royalty Payments	97,740	-	-	-	-	-	97,740	106,203
Value Added Taxes	20,749	-	-	-	-	-	20,749	124,528
Write-down due to impairment	-	-	-	-	-	-	-	(35,201)
	118,489	-	-	-	-	-	118,489	195,530
Balance, end of period	$ 5,966,276	$ 157,442	$ 1,919,609	$ -	$ -	$ 290	$ 8,043,617	$ 7,221,579
Total	$ 7,256,195	$ 171,740	$ 3,688,602	$ 1,000	$ 1,000	$ 3,290	$ 11,121,827	$ 10,299,789

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

The following is a description of the Group’s mineral exploration assets and the related spending commitments:

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.   Los Zorros Property – The Company has 100% interest in approximately 7,782 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  As the concessions where not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of US$100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of US$500,000 (US$400,000 paid). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

ii.  Chimberos Property – The Company has 100% interest in approximately 1,672 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.

iii.  INCA Property – The Company has a 100% interest in approximately 3,488 hectares of mineral concessions acquired by staking, purchase at government auction, a purchase agreement, and exercise of an option agreement:

Araya Option – The Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

The Company also has the option to acquire additional concessions of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid).  A 1% NSR has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  The option payment was due: April 30, 2009 - US$150,000 (has not been paid).

The Company has not made the option payment of US$1,000,000 that was due March 31, 2009 pursuant to the Minera Porvenir Option, therefore the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made the option payment of US$150,000 that was due April 30, 2009 pursuant to the Rojas Option, therefore the owner may terminate the option by giving 30 days written notice.  The Company has not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option. The Company has determined that in light of various factors, expenditures on these option payments are not justified at this time.  As a result, these options may be terminated and the Company may be required to relinquish these portions of the INCA property.  Accordingly, the recoverability of the carrying value on these portions of the INCA property is dependent on the outcome of the above contingencies. Due to the possibility of relinquishing these portions of the INCA property, the Company wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

iv.  Espejismo Prospects – The Company has 100% interest in approximately 817 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.  The property is  inactive and no exploration is planned until additional concessions are acquired, consequently the interest was written down at December 31, 2010 to a nominal value of $1,000.

v.  Miscellaneous Property Interests - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned, consequently the interest was written down at December 31, 2010 to a nominal value of $1,000.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009.

i.  Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is inactive and consequently the interest was written down at December 31, 2010 to a nominal value of $1,000.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

ii.  El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is inactive and consequently the interest was written down at December 31, 2010 to a nominal value of $1,000.

iii.  Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10-hectare and a 24-hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the Agreement between Comibol and Samex S.A. have not yet been resolved.  The property is inactive and consequently the interest was written down at December 31, 2010 to a nominal value of $1,000.

8.

Trade payables and accrued liabilities

	March 31, 2011	December 31, 2010
Trade payables	$ 19,989	$ 41,890
Amounts due to related parties	-	-
Accrued liabilities	35,000	50,000
	$ 54,989	$ 91,890

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

9.

Share capital

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

Issued share capital

Common Shares	NUMBER OF COMMON SHARES	VALUE

Balance at December 31, 2009	96,856,665	$34,543,268

Private Placement
At $0.30 per share	3,647,334	1,094,200
At $0.50 per share	17,583,720	8,791,860
Financing Costs
Cash	-	(3,000)
Warrants exercised
At $0.20 per share	1,380,000	276,000

Balance at December 31, 2010	119,467,719	44,702,328

Warrants exercised
At $0.20 per share	195,000	39,000
At $0.30 per share	500,000	150,000
At $0.70 per share	750,000	525,000
At $0.78 per share	1,372,500	1,070,550
Finance charge - warrants exercised	-	85,206

Balance at March 31, 2011	122,285,219	$46,572,084

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three month period ended March 31, 2011 was based on the loss attributable to common shareholders of $0.01 (2010 - $0.01) and the weighted average number of common shares outstanding of 122,045,844 (2010 – 97,733,332).

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Diluted loss per share did not include the effect of outstanding warrants and stock options as the effect would be anti-dilutive.

Warrants

During the first quarter ended March 31, 2011, warrants were exercised for a total of 2,817,500 shares for total proceeds of $1,784,550 as follows: 195,000 shares at $0.20 per share; 500,000 shares at $0.30 per share; 750,000 shares at $0.70 per share; and 1,372,500 at $0.78 per share.  The weighted average share price of warrants exercised during the three-month period ended March 31, 2011 was $0.63 (2010 - $0.20).  During the first quarter, warrants expired for the purchase of 371,500 shares at $0.78 per share.

BALANCE DEC 31, 2009	ISSUED (EXERCISED)	BALANCE DEC 31, 2010	ISSUED (EXERCISED)	(EXPIRED)	BALANCE MAR 31, 2011		EXERCISE PRICE	TERM TO

1,744,000	-	1,744,000	(1,372,500)	(371,500)	-		$0.78	Feb 13, 2011
2,871,250	-	2,871,250	-	-	2,871,250		$1.00	Mar 16, 2012
1,282,500	-	1,282,500	(750,000)	-	532,500		$0.70	Apr 15, 2011
-	1,823,668	1,823,668	-	-	1,823,668		$0.35	Jul 8, 2012
5,565,500	(1,380,000)	4,185,500	(195,000)	-	3,990,500		$0.20	Mar 24, 2014
500,000	-	500,000	(500,000)	-	-		$0.30	Jun 29, 2014
-	17,583,720	17,583,720	-	-	17,583,720	$ $ $	0.60 or 0.65 or 0.70	Dec 31, 2010 to Nov 1, 2011 to Nov 1, 2012

11,963,250	18,027,388	29,990,638	(2,817,500)	(371,500)	26,801,638

As at March 31, 2011, the weighted average remaining life of the share purchase warrants is 1.67 years and the weighted average exercise price is $0.60.   At December 31, 2010, the weighted average remaining life of the share purchase warrants was 1.71 years and the weighted average exercise price was $0.61.

During the first quarter ended March 31, 2011, the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year from March 16, 2011 to March 16, 2012.  This resulted in an incremental increase in the fair value of the warrants of $359,975 that was expensed as a finance charge in the statements of comprehensive loss.

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan.  The Plan, which was approved by shareholders at its 2010 Annual General Meeting, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX Venture Exchange (the “TSX-V”), or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan.  The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

BALANCE DEC 31, 2009	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2010	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE MAR 31, 2011	EXERCISE PRICE	TERM TO

50,000	-	50,000	-	50,000	$0.80	Sep 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec 20, 2012
150,000	(150,000)	-	-	-	$0.65	May 1, 2013
60,000	-	60,000	-	60,000	$0.20	Jan 15, 2014
-	110,000	110,000	-	110,000	$0.35	Jan 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
-	430,000	430,000	-	430,000	$0.35	Sep 16,2015
1,640,000	-	1,640,000	-	1,640,000	$0.85	May 2, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb 23, 2017
3,555,000	-	3,555,000	-	3,555,000	$0.20	Sep 2, 2019
-	-	-	200,000	200,000	$0.70	Jan 6, 2021

8,640,000	390,000	9,030,000	200,000	9,230,000

As at March 31, 2011, the weighted average remaining contractual life of the options is 6.25 years and the weighted average exercise price is $0.47. At December 31, 2010, the weighted average remaining contractual life of the options was 6.43 years and the weighted average exercise price was $0.46.  All options have fully vested as at March 31, 2011.

Stock-Based Compensation - During the three months ended March 31, 2011, the Company granted a stock option to a new director on a total of 200,000 shares at $0.70 per share with a fair value on the grant dates of $86,670 that was expensed in the statement of comprehensive loss in the category “Stock-Based Compensation”.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during the first quarter of 2011:  Expected dividend rate – 0%; Expected stock price volatility – 78%; Risk-free interest rate – 3%; Expected life of options – 5 years.

10.

Reserves

Share-based payment reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 "Share-based payments" until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Investment revaluation reserve

The investment revaluation reserve records unrealized gains and losses arising on available-for-sale financial assets, except for impairment losses and foreign exchange gains and losses.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

11.

Related party transactions

Professional fees  - Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $4,132 for legal services during the three months ended March 31, 2011 compared to $2,145 for the three months ended March 31, 2010.

Stock-based compensation - During the three months ended March 31, 2011 the Company appointed Malcolm Fraser as an additional director to the Board.  Pursuant to the appointment as a new director, the Company granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share with a fair value on the grant date of $86,670.

Key management personnel compensation - Employees who are also directors or officers of the Company were paid a total of $129,631 during the three months ended March 31, 2011, a $28,431 portion of which was capitalized to mineral exploration assets as compared to $105,895, of which $29,995 was capitalized for the three months ended March 31, 2010.

12.

Financial risk management

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies including mainly Chilean Pesos, and to a lesser degree, United States dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Foreign Exchange risk - The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos (CLP):

	March 31, 2011	December 31, 2010
Cash	$ 90,858	$ 97,817
Accounts receivable	2,973	3,100
Accounts payable	(6,080)	(9,760)
	$ 87,751	$ 91,157

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Based on the above net exposures, as at March 31, 2011, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Group’s net loss by $8,775.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and gold and silver bullion holdings.

Historically, the Group's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Group’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commodity Risk - Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices.  The Company is exposed to significant commodity price risk through its gold and silver bullion holdings.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Capital Management - The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.  The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.  There are no externally imposed capital restrictions.

Classification of financial instruments - Financial assets included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010
Cash	$ 4,408,063	$ 4,870,337
Loans and receivables:
Other receivables	57,688	32,551
Available-for-sale financial instruments:
Gold and silver bullion	5,567,888	4,107,333
	$ 10,033,639	$ 9,010,221

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010
Financial liabilities:
Trade payables	$ 54,989	$ 91,890
	$ 54,989	$ 91,890

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Fair value - The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Group’s financial assets measured at fair value as at March 31, 2011 and December 31, 2010:

As at March 31, 2011
	Level 1	Level 2	Level 3
Cash	$ 4,408,063	$ -	$ -
Gold and silver bullion	5,567,888	-	-
	$ 9,975,951	$ -	$ -

As at December 31, 2010
	Level 1	Level 2	Level 3
Cash	$ 4,870,337	$ -	$ -
Gold and silver bullion	4,107,333	-	-
	$ 8,977,670	$ -	$ -

13.

Segmented information

Operating segments

The Group operates in a single reportable operating segment – the acquisition and exploration of mineral properties located in South America.   The Group has operations and incurs costs associated with assets in different geographic locations.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

Geographic segments

The Group’s non-current assets are located in the following countries:

As at March 31, 2011
	Canada	Chile	Bolivia	Total
Equipment	$ 13,460	$ 64,218	$ 2,833	$ 80,511
Mineral exploration assets	-	11,118,537	3,290	11,121,827
	$ 13,460	$ 11,182,755	$ 6,123	$ 11,202,338

As at December 31, 2010
	Canada	Chile	Bolivia	Total
Equipment	$ 14,456	$ 39,046	$ 2,943	$ 56,445
Mineral exploration assets	-	10,296,789	3,000	10,299,789
	$ 14,456	$ 10,335,835 -	$ 5,943	$ 10,356,234

14.

Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Group has adopted IFRS in these financial statements, making them the first interim financial statements of the Group under IFRS. The Group previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Group. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Group has applied the following optional transition exemptions to full retrospective application of IFRS:

-

IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

-

IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Group has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

-

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” has been applied prospectively to all provisions for restoration and environmental obligations that are within the scope of International Financial Reporting Interpretations Committee (“IFRIC”) “Changes in Existing Decommissioning, Restoration and Similar Liabilities”.  The Group has:

o

re-measured the liabilities as at January 1, 2010 in accordance with IAS 37;

o

estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period; and

o

calculate the accumulated depreciation on that amount, as at January 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity.

-

The Group has applied the transitional provision in IFRIC 4 “Determining whether an Arrangement contains a Lease” and has assessed all arrangements as at January 1, 2010.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

14.

Transition to IFRS (cont’d)

Reconciliation of assets

		As at December 31, 2010			As at January 1, 2010
	Notes	Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition	IFRS
ASSETS
Current assets
Cash		$ 4,870,337	$ -	$ 4,870,337	$ 1,020,863	$ -	$ 1,020,863
Gold and silver bullion		4,107,333	-	4,107,333	757	-	757
Accounts receivable		32,551	-	32,551	39,983	-	39,983
		9,010,221	-	9,010,221	1,061,603	-	1,061,603
Non-current assets
Equipment		56,445	-	56,445	70,482	-	70,482
Mineral exploration assets		10,299,789	-	10,299,789	9,021,953	-	9,021,953
		10,356,234	-	10,356,234	9,092,435	-	9,092,435
TOTAL ASSETS		$ 19,366,455	$ -	$ 19,366,455	$ 10,154,038	$ -	$ 10,154,038

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

14.

Transition to IFRS (cont’d)

Reconciliation of liabilities

		As at December 31, 2010			As at January 1, 2010
	Notes	Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition	IFRS
LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$ 91,890	$ -	$ 91,890	$ 73,718	$ -	$ 73,718
		91,890	-	91,890	73,718	-	73,718
Non-current liabilities
Finance lease obligations		-	-	-	-	-	-
Deferred tax liabilities		-	-	-	-	-	-
Provision for restoration and environmental obligations		-	-	-	-	-	-
		-	-	-	-	-	-
TOTAL LIABILITIES		91,890	-	91,890	73,718	-	73,718

SHAREHOLDERS’ EQUITY
Share capital		44,702,328	-	44,702,328	34,543,268	-	34,543,268
Contributed surplus	14(c),(d)	5,094,793	(5,094,793)	-	4,968,258	(4,968,258)	-
Reserves	14(c),(d)	109,275	3,462,342	3,571,617	463	3,391,552	3,392,015
Deficit	14(c)	(30,631,831)	1,632,451	(28,999,380)	(29,431,669)	1,576,706	(27,854,963)
TOTAL SHAREHOLDER'S EQUITY		19,274,565	-	19,274,565	10,080,320	-	10,080,320
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		$ 19,366,455	$ -	$ 19,366,455	$ 10,154,038	$ -	$ 10,154,038

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

14.

Transition to IFRS (cont’d)

Reconciliation of loss and comprehensive loss for the three-month period ended March 31, 2010

	Notes	Canadian GAAP	Effect of Transition	IFRS

Expenses
Amortization		$ 9,646	$ -	$ 9,646
Consulting fees	14(c)	32,216	(26,815)	5,401
Foreign exchange loss (gain)		47,369	-	47,369
Interest and bank charges		740	-	740
Office and miscellaneous		23,091	-	23,091
Professional fees		10,910	-	10,910
Mineral Interests administration and investigation costs		49,518	-	49,518
Regulatory fees		8,904	-	8,904
Salaries and benefits		95,714	-	95,714
Stock-based compensation	14(c)	-	26,815	26,815
Transfer agent fees		1,481	-	1,481
Travel and promotion		8,340	-	8,340
		287,929	-	287,929
Other items
Impairment of exploration and evaluation asset		-	-	-
Interest income		-	-	-
		-	-	-
Loss before income taxes		287,929	-	287,929
Income tax recovery		-	-	-
Net loss for the period		$ 287,929	$ -	$ 287,929
Other comprehensive loss
Unrealized loss on short-term investments		$ 20	$ -	$ 20
Total other comprehensive loss		20	-	20
Total comprehensive loss for the period		$ 287,949	$ -	$ 287,949
Loss per share – basic and diluted		$ 0.01	$ -	$ 0.01

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

14.

Transition to IFRS (cont’d)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010

	Notes	Canadian GAAP	Effect of Transition	IFRS

Expenses
Amortization		$ 38,769	$ -	$ 38,769
Consulting fees	14(c)	71,380	(50,005)	21,375
Foreign exchange loss (gain)		(10,310)	-	(10,310)
Interest and bank charges		5,169	-	5,169
Office and miscellaneous		102,474	-	102,474
Professional fees		125,029	-	125,029
Mineral Interests administration and investigation costs		208,939	-	208,939
Regulatory fees		55,150	-	55,150
Salaries and benefits	14(c)	487,938	(76,530)	411,408
Stock-based compensation	14(c)	-	126,535	126,535
Transfer agent fees		11,906	-	11,906
Travel and promotion		66,582	-	66,582
		1,163,026	-	1,163,026
Other items
Impairment of exploration and evaluation asset		37,136	-	37,136
Interest income		-	-	-
		37,136	-	37,136
Loss before income taxes		1,200,162	-	1,200,162
Income tax recovery		-	-	-
Net loss for the period		$ 1,200,162	$ -	$ 1,200,162
Other comprehensive (income)
Unrealized gain on short-term investments		$ (108,812)	$ -	$ (108,812)
Total other comprehensive (income)		(108,812)	-	(108,812)
Total comprehensive loss for the period		$ 1,091,350	$ -	$ 1,091,350
Loss per share – basic and diluted		$ 0.01	$ -	$ 0.01

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

14.

Transition to IFRS (cont’d)

Reconciliation of equity for the three-month period ended March 31, 2010

		As at March 31, 2010
	Notes	Canadian GAAP	Effect of Transition	IFRS

SHAREHOLDERS’ EQUITY
Share capital		34,720,268	-	34,720,268
Contributed surplus	14(c),(d)	4,995,073	(4,995,073)	-
Reserves	14(c),(d)	443	3,362,622	3,363,065
Deficit	14(c)	(29,719,598)	1,632,451	(28,087,147)
TOTAL SHAREHOLDER’S EQUITY		$ 9,996,186	$ -	$ 9,996,186

There were no adjustments to the statements of cash flows for the three-month period ended March 31, 2010 and the year ended December 31, 2010 upon the adoption of IFRS by the Company and, therefore, reconciliations of the statements of cash flows for those periods are not presented.

Notes to reconciliations

(a)

Functional and presentation currency

The Company has determined that the functional currency of the entities is the Canadian dollar and the presentation currency of the parent Company (the reporting entity) is the Canadian dollar.  IFRS requires that functional currency be determined in accordance with primary and secondary indicators in International Accounting Standards 21 “The Effects of Changes in Foreign Exchange Rates”.  In determining the functional currency, various factors were considered including the following: the functional currency of the parent company, SAMEX Mining Corp. in Canada is the Canadian dollar; the parent Company operates in Canada and the Canadian dollar is the currency in which funds from financing activities are generated by the parent Company which raises funding for the activities of the Company and its foreign subsidiaries; all activities of the foreign subsidiaries are carried out as an extension of the reporting entity (the parent Company) under the exclusive direction and control of the parent Company; the parent Company provides all the funding for the activities of its foreign subsidiaries which are in the  exploration stage and do not have any properties in production and therefore do not generate any revenue from operations to fund their own activities.  Based on these factors, we determined that the functional currency of the Group's entities is the Canadian dollar.

Each of the Group’s entities use the currency of the primary economic environment in which that entity operates.  The Chilean subsidiary, Minera Samex Chile S.A., uses the Chilean peso for its day to day operations and its financial statements are expressed in Chilean pesos.  The subsidiaries in Bolivia use the Bolivian boliviano and the United States dollar and their financial statements are expressed in both bolivianos and United States dollars.  At the end of each reporting period, the results and financial position in the financial statements of each of the foreign subsidiaries are translated into the functional currency, the Canadian dollar, and presented in the consolidated financial statements of the parent Company in Canadian dollars.

Amended and Restated

SAMEX Mining Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

14.

Transition to IFRS (cont’d)

Under IFRS, the results and financial position of all the group entities that use a foreign currency different from the presentation currency are translated into the functional currency as follows:

-

assets and liabilities are translated at the closing exchange rates at the date of the financial period end;

-

income and expenses are translated at average exchange rates for the period; and

-

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of comprehensive income and are recognized in the profit or loss in the period in which the operation is disposed.

The Company has determined that no adjustment was required to the balances reported in its Canadian GAAP financial statements upon the transition to IFRS on account of the functional and presentation currencies.

(b)

Warrants

Under Canadian GAAP the Group classified warrants it issued in Canadian dollars to purchase common shares as equity instruments. Under IFRS, warrants issued by the Group to purchase common shares, for a fixed price stated in a currency other than the functional currency of the issuing entity and not offered pro rata to all existing shareholders of the same class at the time of issuance, are considered derivative financial liabilities. Such warrants are required to be measured and recognized at fair value with changes subsequent to initial recognition charged to profit or loss. The Company determined fair value of the warrants using the Black-Scholes option pricing model.

(c)

Share-based payments

The Group grants stock options that have a graded vesting schedule.  Under Canadian GAAP, the Group accounted for grants of options with graded vesting as a single award and determined the fair value using the average life of the options granted.  Stock-based compensation was recognized on a straight-line basis over the total vesting period.  Under IFRS, the Group treats each installment as its own award.  Therefore, each installment is measured and recognized separately.

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.  As a result of this application, the deficit and share-based payment reserve balances as at January 1, 2010 decreased by $1,576,706 and as at March 31, 2010 and December 31, 2010 decreased by $1,632,451.

The Company has reclassified to stock-based compensation the share-based payments previously reported as consulting fees and salaries and benefits for consistency.

(d)

Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves.

(e)

Interest income

Under Canadian GAAP, the Group classified interest income as operating activities.  Under IFRS, interest income has been reclassified as an investing activity.

15.

Subsequent Events

Subsequent to the first quarter ended March 31, 2011, the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option.